Exhibit 99.8
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allied Gold Corporation

We consent to the use of our report, dated March 31, 2026, with respect to the consolidated financial statements included in this Annual Report on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 31, 2026
Toronto, Canada